Exhibit (m)(3)(l)
SCHEDULE A
(to the Class C Distribution and Service Plan — Pacific Life Funds)
Class C Shares:
PL Portfolio Optimization Conservative Fund
PL Portfolio Optimization Moderate-Conservative Fund
PL Portfolio Optimization Moderate Fund
PL Portfolio Optimization Moderate-Aggressive Fund
PL Portfolio Optimization Aggressive Fund
PL Income Fund
PL Floating Rate Income Fund
Effective: November 1, 2011